April 6, 2005


Mail Stop 0409


Robert R. Black, Sr.
Chief Executive Officer and Manager
Virgin River Casino Corporation, RBG, LLC and
B & BB, Inc.
911 North Buffalo, Suite #201
Las Vegas, Nevada 89128

Re:	Virgin River Casino Corporation, RBG, LLC and B & BB, INC.
	Registration Statement on Form S-4 filed March 7, 2005
	File No. 333-123179

Dear Mr. Black:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please submit a letter from Virgin River Casino Corporation,
RBG,
LLC and B & BB, Inc., that includes the representations outlined in the Staff`s Exxon Capital Holdings Corporation (avail. April 13,
1989), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) No Action Letters.


2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
3. We note your use of "CasaBlanca Resorts" throughout the prospectus. The use of CasaBlanca Resorts is vague and confusing given that Casablanca Resorts, LLC is a subsidiary of Virgin River Casino Corporation (based on your disclosure in Exhibit 21.1) and one of the casinos owned by Virgin River. Please revise to use your actual name or a less confusing shortened version throughout your document.
4. Please supplementally provide us with a copy of the industry/market information used in connection with the preparation of the registration statement. For instance, we note that you rely heavily on data from the Nevada State Gaming Control Board.
Please
provide us with copies of the materials that support the data you used.
5. Please supplementally provide us with support for claims made or beliefs stated. For instance, on page 50 you state that you "believe that the Eureka features approximately 720 slot machines, 11 table games and 210 hotel rooms." In addition, please provide support for your belief that you have a dominant market share in the Mesquite area and that Mesquite is "rapidly growing."

Facing Page
6. We note in your calculation table that you list your 9% Senior
Secured Notes as due in 1012. Please revise to indicate they are due in 2012.

Table of Additional Registrants
7. We note that Oasis Interval Ownership, LLC, Oasis Interval Management, LLC, and Oasis Recreational Properties, Inc are not listed on the chart illustrating your corporate structure on page 6.
Supplementally please reconcile these disclosures.
8. On page 6, it appears that you are listing Casablanca Hotels
and
Casino Properties and Operations and Virgin River Hotels and
Casino
Properties and Operations as subsidiaries. On page 100, you state that the Senior Secured Note Indenture provides that "all of the Issuers` present and future Subsidiaries will (i) jointly and severally guarantee all principal of and all premium, if any, and interest (and Liquidated Damages, if any) on the Senior Secured Notes
on a senior secured basis"  However, in this section you do not list
Casablanca Hotels and Casino Properties and Operations and Virgin River Hotels and Casino Properties and Operations as guarantors. Please revise or advise.
Incorporation of Certain Documents by Reference, page i
9. You note that "[a]ll documents and reports filed by Virgin
River
Casino Corporation, RBG, LLC and B & BB, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer
to which this prospectus relates shall be deemed to be
`incorporated
by reference` herein and to be a part hereof from the date of the
filing of such documents and reports."   Please note that based on
your lack of Exchange Act reporting history you do not qualify to incorporate Exchange Act reports by reference. Refer to the requirements of Form S-2 and S-3. Please revise to eliminate this section.

Forward Looking Statements, page ii
10. Since you are not eligible to rely upon the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933, it is not appropriate to qualify in their entirety all subsequent written and oral forward-looking statements attributable to the company or persons entitled to speak on behalf of the company.
Please remove this statement. In addition, many of the bullet points on page iii are largely repetitive of the risk factors included in the prospectus and are not directly related to forward-looking statements made in the S-4. Please revise accordingly.

Prospectus Summary, page 1

General
11. Please revise your summary to present a more balanced description of your business. For example, if you retain the "competitive strengths" disclosure, balance it with a discussion of your business and competitive risks. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference on page 13 is not sufficient to provide balance.
12. We note your summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. For instance you "Competitive Strengths" section is repeated verbatim on page 50. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Refer to Item 503(a)
of Regulation S-K, and Part IV.C. of Securities Act Release No.
7497.

13. In connection with the above comment, please revise the summary to delete repetitive information found in various portions of the summary. For example, you discuss your competitive strengths and information about your casinos and the Mesquite market in a number of locations within the summary section. In addition, please revise the summary to reduce the level of detail regarding your resorts, your strategy and the Mesquite market. This level of detail is more appropriate in the Business section of the prospectus.
14. Please include a statement regarding the accounting treatment of the exchange offer. See Item 4(a)(5) of Form S-4. We note your disclosure on page 77.

The Company, page 1
15. We note your statement that you generated net revenues of
$154.3
million for the twelve months ended September 30, 2004. Since your year-end is December 31, please revise to disclose your revenues at your year-end rather than at September 30.

Operating Strategy, page 3
16. Supplementally, please tell us whether you have binding agreements with Starbucks and other entities referenced on page 3 to add a movie theater, a sushi bar and a Starbucks to your properties.

The Transaction, page 5
17. You state that "Robert R. Black, Sr. and an affiliate of Robert
R. Black, Sr. made a $16.0 million equity contribution to us."
Please revise to explicitly state the name of the affiliate.

Corporate Structure Chart, page 6
18. Please revise your corporate structure chart to clearly indicate those subsidiaries that also serve as guarantors. Further, please reflect each party`s ownership interest in you and your parent as well as your ownership interest in other entities including your subsidiaries. Revise to show this ownership both on a voting and economic basis, if different.
19. The corporate structure as presented in this section does not appear to agree with the list of subsidiaries you provided as Exhibit
21.1. For instance, in Exhibit 21.1 you list Casablanca Resorts, LLC as a subsidiary of Virgin River Casino Corporation. In this section you list Casablanca Resorts, LLC as a subsidiary of RBG, LLC. In addition, B&BB does not appear to be a subsidiary of the registrant according to the chart on page 6.
20. In footnote 2 you state that "Robert R. Black, Sr. and an affiliate of Robert R. Black, Sr. made a $16.0 million equity contribution to us. To finance $15.0 million of the equity contribution, the affiliate issued a $15.0 million 8% convertible senior secured note to Michael J. Gaughan, the Chief Executive Officer of Coast Casinos, Inc., a subsidiary of Boyd Gaming Corporation." Please file a copy of all the agreements involving this transaction (e.g., the Convertible Note Pledge Agreement and the
Convertible Note Purchase Agreement discussed in Exhibit 2.12) as
Exhibits.
21. We refer to footnote (2) where you state that you are seeking the requisite gaming approvals in order to form a holding company that will wholly own each of the three issuers. Supplementally, please tell us the status of receiving such approval and what steps need to be taken in order to obtain it.

The Exchange Offer, page 7
22. In the paragraph titled Exchange Offer and on the Cover Page, you state that "[t]he terms of each of the new notes are substantially identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." However, on page 10 you state "[t]he terms of the new notes to be issued in the exchange offer are identical to the terms of the applicable outstanding old notes except that we have registered the new notes under the Securities Act." Please revise to eliminate this discrepancy. Ranking, page 11 and 12
23. Please revise your disclosure in these sections to quantify the amount of your existing debt that ranks senior to or pari passu with the Senior Secured Notes and the Senior Subordinated Discount Notes.

Terms Applicable to Both Issues, page 13
24. In the paragraph titled Asset Sale Offer, you discuss the use of
"excess proceeds" in the context of asset sales or an event of loss occurring. Please briefly define the term "excess proceeds." In addition, please clarify when the obligation to repurchase some of the notes will occur.








Summary Combined Financial Data, page 15

25. We note that your calculation of EBITDA excludes minority interest expense and the change in fair value of interest rate swaps.
Explain how these adjustments are in compliance with Item
10(e)(1)(ii) of Regulation S-K or revise your disclosures accordingly. Note, any measures that deviate from the definition of
EBITDA in the adopting release must comply with the other requirements of Item 10(e) of Regulation S-K.

26. We are unclear whether you intend your disclosure of EBITDA to be a liquidity or a performance measure. In the paragraph preceding the calculation of EBITDA you indicate that EBITDA is "presented to enhance the understanding of our financial performance and our ability to service our indebtedness", which implies that the amount would be used as both a performance measure and a liquidity measure.
In a supplemental response to us and in your disclosure, clarify how you intend this measure to be used and revise the presentation to comply with Item 10(e) of Regulation S-K. Additionally, please explain how you have considered questions 8 and 15 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures when preparing your disclosures related to EBITDA`s use as a performance measure.

27. Please explain how you have considered the guidance of Item
10(e)
of Regulation S-K when determining whether it was appropriate to disclose EBITDA on a per property basis. Demonstrate how results not used by your chief operating decision maker are useful to investors.

Summary Financial and Operating Data by Property, page 16
28. Supplementally explain why the Mesquite Star Hotel & Casino property was not listed in this summary. Also supplementally disclose whether the Mesquite Star Hotel & Casino property generated any revenues for the fiscal years 2001 - 2004.

Risk Factors, page 18

General
29. Please revise the fourth sentence of the first introductory paragraph to eliminate the implication that all material risks have not been discussed, and revise as necessary to include a discussion of all material risks in your risk factor section.
30. Please include a risk factor that alerts investors to the fact that you may redeem the notes at anytime on or after January 15, 2009.



31. In the paragraph titled Exchange Offer on page 7, you state that
"[t]he terms of each of the new notes are substantially identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." Please add a risk factor disclosing that the new notes are not entitled to the certain registered rights and do not contain provisions for liquidated damages. Please note the specific registered rights the new notes will not be entitled to.
32. On page 44, you state that you "have no intention at the present time of entering into any new swaps to hedge the new debt incurred as a result of the Transactions. The existing interest rate swaps will continue to be ineffective for the foreseeable future; however, the
Companies believe the ineffectiveness of the existing swaps will have no adverse effect on the Companies` ongoing compliance with the new debt." Please include a risk factor discussing the fact that your existing interest rate swaps are ineffective and discussing your intention not to enter into any new swaps to hedge the new debt incurred.
33. Please add a risk factor that discusses the company`s breach of certain of the covenants contained in its credit facility, describing the specific breaches and discussing the effect this may have on the ability of the company to obtain waivers in the future. We refer to disclosure found on pages F-8 and F-14.

Ability to Service Debt-To service our debt, we will require a significant amount of cash. If we fail to generate sufficient cash flow from future operations, we may have to refinance all or a portion of our debt or seek to obtain additional financing, page 19
34. On page F-13 you note that there was "no availability under the revolving credit facility at...September 30, 2004." Please revise to indicate the amount available to you under all of your credit facilities as of the most recent practicable date. Also, please revise to discuss if there are any restrictions on your ability to use your credit facilities to make debt payments to debt holders.
35. Please indicate the cash available to you as of the most recent practicable date.

Restrictive Covenants-The indentures governing the notes and our new senior secured credit facility will contain covenants that significantly restrict our operations, page 24
36. We note that the instruments governing your indebtedness contain restrictions on the incurrence of indebtedness, which are subject to a number of qualifications and exceptions. Please expand your disclosure to briefly describe the material qualifications and exceptions and discuss whether you intend to incur additional debt in compliance with these restrictions. In addition, please revise to clarify whether your organizational documents contain any limitations on the amount or percentage of indebtedness that you may incur.

Dependence on Management-We rely on our Chairman of the Board, Chief
Executive Officer and President, the loss of whose services could materially and adversely affect our business, page 29
37. Please disclose whether you have entered into an employment agreement with Mr. Black.

Environmental Matters-We are subject to environmental laws and potential exposure to environmental liabilities. This may cause us to incur costs or affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral, page 31
38. Please revise to state whether the water supply for the contaminated properties comes from the ground water that has been contaminated. In addition, please revise to discuss whether you could be held strictly liable for the environmental clean-up of the contaminated properties.

Capitalization, page 33
39. Please title, if appropriate, the last column as pro forma. In addition, explain to us supplementally your basis for adjusting the capitalization table to show the impact of the lease termination. How is the termination directly attributable to the Transactions discussed elsewhere in your document?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

General
40. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.
41. Please confirm that you do not have any off-balance sheet arrangements. Refer to Item 303(c) of Regulation S-K.
42. Please revise to include a discussion on whether your business is subject to seasonality and whether seasonality has had an effect on your financial condition or results of operation. We note, for example, that the net income for the nine months ending September 30,
2003 is substantially higher than the net income for the year ended
December 31, 2003. To the extent this is the result of seasonality, please discuss it.




Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, page 38

Casino, page 38
43. You state that the "increase in casino revenues was due to the increase in slot revenues after fees." Please provide additional detail as to the make-up of the fees you are referring to.

Food and Beverage, page 38
44. You state the "increase in food and beverage revenues was due to a 6.8% increase in the price per cover." Please briefly define the term "cover."

Promotional Allowances, page 38
45. Please give a brief description of the types of promotional allowances you have offered.

Liquidity and Capital Resources, page 42
46. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-K.
47. Please revise to state whether you are currently in compliance with the restrictive covenants of the indentures governing the notes and your credit facility. If there is a material risk of noncompliance that would result in making a credit facility unavailable or accelerating a balance due:
* Discuss with specificity how near you are to violating each such term.
* Quantify the amount that will be accelerated.
48. Please revise to state the total amount of the senior credit facility and the amount you have borrowed against that facility as of the latest practicable date.
49. On page 37, in the second full paragraph you state that you "plan to continue to renovate our facilities, add amenities and remodel and expand some of [your] restaurants and spa facilities...For fiscal years 2005 and 2006, [you] plan to spend an aggregate of approximately $16.3 million in capital expenditures for hotel room renovation and refurbishment throughout all of our properties...to accommodate long-term market growth and high hotel occupancy rates,
[you] plan to spend approximately $17.5 million in capital expenditures, beginning in fiscal year 2005, to expand the CasaBlanca." Please revise to describe whether you have entered into any material commitments for capital expenditures relating to any of these planned improvements.

Operating Activities, page 42
50. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying the components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC
Release 33-8350.

Contractual Obligations and Commitments, page 44
51. Please update the Contractual Obligations and Commitments table so that it shows your obligations and commitments as of December 31,
2004. Similarly, please update your table on page 48 that shows your long-term debt so that it shows debt as of December 31, 2004.

Business, page 49

General
52. Please consider revising your disclosure to include your website address(es). Refer to Item 101(e)(2) of Reg. S-K

Mesquite Star Hotel & Casino, page 50
53. You state that the "Mesquite Star has 12,000 square feet of gaming space." Please revise to disclose whether you currently have a license to conduct gaming activities at the Mesquite Star. If you do not have a gaming license, please revise to state what your intentions are in this regards.

Competition, page 53
54. Please revise to discuss the competition you face from other hotels and dining establishments in the Mesquite area. This discussion should include your competitive position in these industries and your principal methods of competition. Also, please explain the niche that Eureka caters to and in what ways you compete with it.

Legal Proceedings, page 54
55. Please revise the Legal Proceedings section to provide the status of the litigation as of the most recent practicable date.





Properties, page 56
56. In footnote one you state that "pursuant to an agreement which became effective December 15, 2004, RBG, LLC and MDW Mesquite, LLC terminated the lease." Please supplementally advise why you still list the property as leased in your properties table or revise as necessary. Also, please file the agreement to terminate the lease as an Exhibit.
57. We refer to footnote (2). Please identify the party with whom you have the 99-year lease.

Management, page 62
58. Please revise to state how long Robert Black has been serving as the Chairman of the Board, Chief Executive Officer and President of the registrant.
59. Please revise to state Mr. Black`s, Mr. Hornburg`s, Mr. Hunter`s and Mr. Teixera`s terms of office as directors and any period(s) during which they have served as such. Refer to Item 401 of Regulation S-K.

Executive Compensation, page 63
60. Please tell us why you have chosen not to include distributions and dividends paid to Mr. Black as owner of CasaBlanca Resorts in the
Summary Compensation Table.
61. Please disclose whether you have any employment agreements with your executive officers. If so, please briefly describe the material terms and file copies of the agreements as exhibits to the S-4.

Security Ownership of Certain Beneficial Owners and Management,
page
65
62. Please revise to provide the addresses of the beneficial owners.
Refer to Item 403 of Regulation S-K.
63. You state that you "are wholly owned by Robert R. Black, Sr., our
Chairman of the Board, Chief Executive Officer and President, and his affiliates." Please revise to explicitly list all his affiliates that have an ownership interest.
64. Please revise to provide the total number of shares beneficially owned and of the number of shares beneficially owned, indicate by footnote or otherwise, the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership. Refer to Item 403 of Regulation S-K.



Certain Relationships and Related Party Transactions, page 66
65. On page 63, you note that you paid Mr. Black management fees in
2001 - 2003. Please revise this section to include that disclosure.
66. On page 5, you state that you received a $16 million equity contribution from Robert Black and an affiliate. Please revise this section to include the material terms of this transaction.

Senior Secured Credit Facility, page 67
67. Please revise to disclose the party you entered into your credit facility with. In addition, please disclose the value of your trailing 12 month EBITDA as of a recent measurement date.
Further,
please briefly define EBITDA as it is understood in the agreement.

The Exchange Offer

Expiration Date; Extensions, page 71
68. You state that the "expiration date of the exchange offer is ____, 2005 at 5:00 p.m., New York City time." As currently represented the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Refer to Rule 14d-1(g)(3).
69. We note that you have not included the expiration date of the exchange offer. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
70. We note that you reserve the right to "delay accepting any notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
71. In the last paragraph, you state if "the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the notes." Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

72. Please disclose that, in the event the exchange offer is terminated, delivery of the new notes or return of the old notes will be made promptly.

Terms of the Exchange Offer, page 71
73. You state that you "believe that, as of the date of this prospectus, no holder of notes (other than Jefferies & Company, Inc., which may be our affiliate) is our `affiliate` as defined by Rule
405
under the Securities Act." Please definitively state whether Jefferies & Company, Inc. is your affiliate and please supplementally provide a detailed analysis of how you arrived at that conclusion.

Conditions of the Exchange Offer, page 72
74. We note you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Accounting Treatment, page 77

75. We note your disclosure that fees related to the exchange offer will be amortized over the term of the new notes. Explain to us how you considered the guidance of EITF 96-19 with respect to fees paid to a third party when the modification of debt instruments is not to be accounted for as an extinguishment.

Description of Notes, page 80
76. Please quantify the amount of debt that is currently senior to the Notes or ranks pari passu with the Notes.

Certain Covenants, page 94

77. Remove the qualifier of "certain" before the description of your notes` covenants. The prospectus should reflect all material covenants that limit your rights and the rights of your subsidiaries and noteholders.
Governing Law, page 108 and page 156
78. Please revise to discuss that the Senior Secured Note Indenture, the Senior Secured Notes and the Senior Secured Note Guarantees are also governed by the United States Securities Laws.






Certain Book-Entry Procedures, page 178
79. In the last full paragraph on page 180 you state that the "information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Issuers believe to be reliable, but the Issuers take no responsibility for the accuracy thereof." Please be aware that the issuer is subject to liability for information found in the registration statement, regardless of whether it was obtained from third parties.

Financial Statements

General

80. Update your financial statements pursuant to 3-12 of Regulation
S-X.

Combined Balance Sheets, page F-3

81. Tell us how you considered the need to provide a detailed description of all the pro forma adjustments in the notes to your financial statements.

Combined Statements of Cash Flows, page F-5

82. Explain how you have considered the guidance in AICPA
Technical
Practice Aid 1300.15 when determining that the change in bank overdrafts should be disclosed as an operating activity rather than a financing activity.

1. Basis of Presentation and Background

83. Please disclose your rationale for presenting combined financial statements and advise us of your basis of doing so under GAAP. In this regard, if applicable, please identify those entities that represent a control group and explain to readers your basis for this conclusion. Refer to the guidance in ARB 51 and paragraph 3 of EITF
02-5.
84. Advise us how you applied Rule 3-10 of Regulation S-X. What exemption were you relying upon when you determined separate financial statements for each issuer and guarantor were not required given the minority interest held in RBG, LLC and the affiliate relationship between B&BB, Inc. and Virgin River Casino Corp? Who was considered the parent company for the purposes of applying Rule
3-10?






2. Summary of Significant Accounting Policies

Vacation Interval Sales, page F-8
85. We note that sales incentives provided to buyers are treated as services that increase the sales price for computing revenue recognition. What is your basis in GAAP for your accounting treatment for these sales incentives and what consideration was given to EITF 01-9?

Segment Information, page F-11

86. In a supplemental response please explain how you considered paragraphs 10 -15 of SFAS 131 in determining that you did not have separate segments either based on property or function (i.e.
casino
operations versus food and beverage operations).

Recently Issued Accounting Standards, page F-11
87. If applicable, disclose the effects of adopting SOP 04-2 on the accounting for your vacation interval sales.

11. Subsequent Transactions and Event, page F-21

88. In a supplemental response, explain to us how you plan to account for the debt issuance and the acquisition of the interests held by certain affiliated shareholders.
89. Explain to us how you plan to account for the termination of the lease agreement between RBG, LLC and MDW and your basis in GAAP for your accounting treatment. We note from your Capitalization table that you intend to remove the liability related to this capital lease. Clarify how you evaluated the transactions subsequent to the lease termination, such as the transfer of timeshare units to RBG, the sharing of revenues and expenses and RBG`s commitment to advance funds to MDW. What was your consideration of SFAS 13, FIN 26, and FIN 46(R)?

Part II

Exhibit Index, page II-2
90. Please file consents from your director nominees. We refer to Instruction 2 to Item 401(a) of Regulation S-K.





Computation of Ration of Earnings to Fixed Charges, Exhibit 12.1

91. Explain how you have considered capitalized interest in the current period in calculating the earnings available for fixed charges. Refer to Item 503(d) of Regulation S-K.

92. Explain how you determined that change in fair value of swaps was an appropriate adjustment in calculating total fixed charges.
Refer
to Item 503(d) of Regulation S-K.

Exhibit 99.1 and 99.2
93. In the Form Letter of Transmittal for 9% Senior Secured Notes and the 12 3/4% Senior Subordinated Discount Notes, you require the undersigned to acknowledge that s/he has "review[ed]" the corresponding offering documents. While the staff does not object if an offeror asks note holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or reviewed all of the terms of the offer. Please advise us as to the purpose of this language or revise to delete it.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 824-
5356
or Cicely Luckey, Accounting Branch Chief, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 942-2811 or the undersigned at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Sherwood Cook, Esq. (via facsimile)
      Kummer Kaempfer Bonner & Renshaw
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